

handwritten: KW 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 2 6 2013

Washington DC
400

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68174

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2012__ AND ENDING __12/31/2012__
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stratstone Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 East Las Olas Boulevard, Suite 800
(No. and Street)

Fort Lauderdale,	Florida.	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Amerisa Kornblum   (954) 940-4967
                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – if individual, state last, first, middle name)

One S.E. Third Avenue, 10th Floor, Miami, Florida			33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Paul Humphrey__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Stratstone Securities, LLC__ , as of __December 31__ , 20 __12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2012**

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
068174   FINRA   DEC
STRATSTONE SECURITIES LLC        15*15
2100 W CYPRESS CREEK RD
FT LAUDERDALE FL 33309-1823
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____ **395** _____

   B. Less payment made with SIPC-6 filed **(exclude interest)**   (_____ **225** _____)

         Date Paid _____

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____ **170** _____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____ **170** _____

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ _____ **170** _____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stratstone Securities, LLC
(Name of Corporation, Partnership or other organization)

Amerisa Kornblum
(Authorized Signature)

Dated the **22** day of **JANUARY**, 20 **13**.

Finop
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

<table>
<tr><td rowspan="6">SIPC REVIEWER</td><td>Dates:</td><td></td><td></td><td></td></tr>
<tr><td></td><td>Postmarked</td><td>Received</td><td>Reviewed</td></tr>
<tr><td>Calculations _____</td><td></td><td>Documentation _____</td><td></td></tr>
<tr><td>Exceptions:</td><td></td><td></td><td>Forward Copy _____</td></tr>
<tr><td>Disposition of exceptions:</td><td></td><td></td><td></td></tr>
</table>

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

(FOCUS Line 12/Part IIA Line 9, Code 4030)

$ _____ -0-

(al revenues from the securities business of subsidiaries (except foreign subsidiaries) and redecessors not included above.

Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   158,186

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   -0-

Total deductions $ <158186>

2d. SIPC Net Operating Revenues $_____

2e. General Assessment @ .0025 $ 395
(to page 1, line 2.A.)

2



STRATSTONE SECURITIES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

STRATSTONE SECURITIES, LLC

CONTENTS



ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
Stratstone Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Stratstone Security, LLC as of December 31, 2012, and the related statements of operations , changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

1



We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stratstone Security, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II and III on pages 10-12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements taken as a whole.

Marcum LLP

Miami, FL
February 22, 2013

STRATSTONE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets

Current Assets
Cash $ 556,788

Total Current Assets $ 556,788

Liabilities and Members' Equity

Current Liabilities
Accounts payable $ 1,590
Due to affiliate   4,717

Total Current Liabilities $ 6,307

Members' Equity   550,481

Total Liabilities and Members' Equity $ 556,788

The accompanying notes are an integral part of these financial statements.

STRATSTONE SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues	$	--
Expenses		
General and administrative expenses		158,200
Net Loss		$ (158,200)

The accompanying notes are an integral part of these financial statements.

STRATSTONE SECURITIES, LLC

STATEMENT OF MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

Balance - December 31, 2011	$	708,681
Net loss		(158,200)
Balance - December 31, 2012	$	550,481

The accompanying notes are an integral part of these financial statements.

STRATSTONE SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows from Operating Activities

Net loss		$ (158,200)
Adjustments to reconcile net loss to net cash and		
cash equivalents used in operating activities:		
Changes in operating liabilities:		
Decrease in accounts payable and other liabilities	$ (305)	
Increase in due to affiliate	1,526	
Total Adjustments		1,221
Net Cash Used in Operating Activities		(156,979)
Net Decrease in Cash		(156,979)
Cash - Beginning		713,767
Cash - Ending		$ 556,788

The accompanying notes are an integral part of these financial statements.

STRATSTONE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

Stratstone Securities, LLC (the Company) was incorporated in May 2009 and is a broker-dealer which became registered with the Securities and Exchange Commission (SEC) and also became a member of the Financial Industry Regulatory Authority, Inc. (FINRA) on June 7, 2010. The Company engages primarily in providing advisory services related to mergers and acquisitions, restructuring and capital raising transactions. The Company is subject to regulatory oversight and periodic audit by the SEC and FINRA.

The Company does not hold customer funds or securities or owe money or securities to customers.

REVENUE RECOGNITION

Revenue is recorded when services have been performed. The Company may enter into agreements as a dealer manager and accordingly may earn fees or commission for such services. During 2012, the Company did not perform any services.

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements are issued.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $550,481 which was $545,481 in excess of its required net capital of $5,000.

NOTE 3 - INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the members are responsible for the tax liability, or loss carryforward, related to their proportionate share of the Company's taxable income and losses. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing including the current year which remains subject to examination as of December 31, 2012.

NOTE 4 - RELATED PARTY TRANSACTIONS

EXPENSE-SHARING AGREEMENT

The Company has a written expense-sharing agreement with an entity owned 100% by the members of the Company (BFC Financial Corporation).

The agreement stipulates which entity is responsible for payment of certain expenses incurred for the benefit of Stratstone Securities, LLC as a FINRA-registered broker-dealer. As outlined in the agreement, expenses that are regulatory in nature will be paid by Stratstone Securities, LLC. Expenses that are non-regulatory in nature shall be paid by BFC Financial Corporation, with a certain percentage to be allocated to Stratstone Securities, LLC for reimbursement. Non-regulatory expenses include administrative, clerical, accounting, other support staff and certain overhead costs that are not directly related to the operations of the broker-dealer. Approximately $12,500 in expenses have been allocated to the Company for the year ended December 31, 2012.

NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

LEASES WITH RELATED PARTIES

The Company leases its office space from BFC Financial Corporation. The lease provides for monthly payments of approximately $3,200, expires in April 2012, and contains a renewal option for an additional six periods of one year as of December 31, 2012. At December 31, 2012, the Company owed $4,717 to BFC Financial Corporation. Rent expense incurred for 2012 was $38,292.

STRATSTONE SECURITIES, LLC

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2012

STRATSTONE SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

Total Assets	$	556,788
Less: Total Liabilities		6,307
Net Worth		550,481
Less: Non-Allowable Assets		--
Net Capital		550,481
Net Capital Required		5,000
Excess Net Capital	$	545,481
Aggregate Indebtedness	$	6,307
Ratio: Aggregate Indebtedness to Net Capital		0.01

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2012 and the above calculation.

STRATSTONE SECURITIES, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2012.

See independent auditors' report.

STRATSTONE SECURITIES, LLC

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2012.

See independent auditors' report.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Stratstone Securities, LLC

In planning and performing our audit of the financial statements of Stratstone Securities, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

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MARCUMGROUP
MEMBER

Marcum LLP ▪ One Southeast Third Avenue ▪ Tenth Floor ▪ Miami, Florida 33131 ▪ **Phone** 305.995.9600 ▪ **Fax** 305.995.9601
marcumllp.com

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. *A significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Miami, FL
February 22, 2013

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